

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-Mail
Ronald Davis
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re:** **OICco Acquisition III, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed June 22, 2011**
> **File No. 333-168185**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated June 17, 2011.

Cover Page

1.   With respect to prior comment 4, although your response letter indicates that you amended the second sentence of the first paragraph to state that Mr. Davis will not sell any of his shares until the Minimum Offering conditions are satisfied, we are unable to locate a statement to that effect in the location you reference. Contrary to Section 1 of Exhibit 99.1, the third sentence of the first paragraph of the prospectus states that Mr. Davis will offer his shares at the fixed price "for the duration of the offering." Please reconcile the information in the prospectus with the terms of the escrow agreement.

Part II

Item 16. Exhibits and Financial Statement Schedules, page 46

2.   The legality opinion submitted as Exhibit 5 addresses only the 2 million shares offered by the company. Please file a new legality opinion that addresses all of the shares that are the subject of the registered distributions. It appears counsel's conclusions concerning whether the 8 million resale shares are validly issued, fully paid and non-assessable should be provided without qualifications or conditions relating to the terms of the primary distribution.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        William B. Haseltine, Esq.
        Haseltine Law Office